April 9, 2013

Via EDGAR and BY HAND

Michael McTiernan,

Assistant Director,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	IntercontinentalExchange Group, Inc. Registration Statement on Form S-4
(File No. 333-187402)

Dear Mr. McTiernan:

This letter responds to the letter, dated March 29, 2013, to Jonathan H. Short, Esq., Senior Vice President, General Counsel and Corporate Secretary, and Andrew J. Surdykowski, Vice President and Associate General Counsel, of IntercontinentalExchange, Inc. (“ICE”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form S-4 of IntercontinentalExchange Group, Inc. (“ICE Group”), including the joint proxy statement/prospectus contained therein, filed with the Commission on March 20, 2013 (the “Registration Statement”). We are also providing courtesy hard copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, including a version of Amendment No. 1 marked to reflect changes from the Registration Statement as originally filed, and this letter, to you.

For your convenience, we have reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Form S-4

Q:    What are ICE Stockholders being asked to vote on and why is this approval necessary?

1.	In part (2), please briefly describe the five separate proposals upon which ICE shareholders are being asked to vote. Please make similar revisions to the related disclosure on page 57.

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 5 and 57 in Amendment No. 1 to the Registration Statement.

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The Clearing Services Agreement, page 128

2.	Please summarize any material fee information in this section or advise.

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 128 in Amendment No. 1 to the Registration Statement.

On February 6, 2013 and February 26, 2012, ICE and NYSE Euronext, respectively, submitted to the Commission a request for confidential treatment (the “Confidential Treatment Request”) pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, seeking confidential treatment of specified portions of the Clearing and Financial Intermediary Services Agreement, dated as of December 20, 2012, by and between ICE Clear Europe Limited (“ICE Clear Europe”), a wholly owned subsidiary of ICE, and LIFFE Administration and Management (“LIFFE”), a wholly owned subsidiary of NYSE Euronext (the “Clearing Services Agreement”). As described in greater detail in the Confidential Treatment Request, the portions of the Clearing Services Agreement for which ICE and NYSE Euronext have requested confidential treatment are competitively sensitive and relate to fees and price-related terms, among others, in the Clearing Services Agreement that were highly negotiated between ICE Clear Europe and LIFFE, and that ICE Clear Europe and LIFFE would not make available to other parties with which they may do business. Each of ICE and NYSE Euronext has determined that disclosure of the redacted fees and price-related provisions would cause competitive harm to the respective company, and has also determined that the redacted information is not material to investors in ICE or NYSE Euronext common stock. The material fee information included in the Registration Statement restates the fee information previously disclosed by ICE and NYSE Euronext and does not disclose information for which ICE and NYSE Euronext have requested confidential treatment.

ICE Unaudited Prospective Financial Information, page 115

3.	The last sentence of the first paragraph does not appear consistent with the duty to update a Securities Act registration statement during the registered offering. Please revise or advise.

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 115 in Amendment No. 1 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 166

4.

We note your pro forma cash balance is $768.4M. Based upon disclosure within the respective companies’ Form 10K, is appears that $671.5M of the $768.4M of pro forma cash is in non-US subsidiaries. In Exhibit 99.1 of the ICE Form 8-K submitted on December 20, 2012, ICE discloses that they expect to pay $300 million in annual dividends beginning after the close of the merger. On page 177 of this filing, you disclose that you will pay down your credit facility during the first half of 2013. Please tell us the amount that you expect to repay during the first half of 2013. Further, please tell us and

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disclose in your filing if you expect to repatriate undistributed earnings of foreign subsidiaries to fund the cash portion of the purchase price, to pay dividends or to pay down your credit facility. In light of your cash balances, please tell us how management was able to arrive at the conclusion that they will or will not need to repatriate undistributed earnings.

ICE’s management has determined that the anticipated U.S. cash on hand, domestic cash flow and available liquidity under ICE’s revolving credit facility will be sufficient to fund the cash portion of the NYSE Euronext merger consideration and the $300 million annual dividend to be paid by ICE Group after the completion of the mergers.

In reaching this conclusion, ICE’s management specifically considered the following factors. First, the repayment of the ICE credit facility mentioned on page 177 of the Registration Statement relates to a borrowing of $295 million by a non-U.S. subsidiary of ICE under ICE’s revolving credit facility that will be repaid with cash of the non-U.S. subsidiary. As of March 31, 2013, the loan balance has been paid down by $199.5 million. Second, due to an adjustment to the unaudited pro forma condensed combined balance sheet, $561.5 million of the $768.4 million pro forma cash balance presented in Amendment No. 1 to the Registration Statement is in non-U.S. subsidiaries of ICE and NYSE Euronext, rather than the $671.5 million reflected in the ICE and NYSE Euronext Annual Reports on Form 10-K. Specifically, the difference reflects the reclassification of $110 million of cash held in non-U.S. subsidiaries of NYSE Euronext as restricted cash to conform to ICE’s accounting policy, as described in adjustment i) on page 175 of Amendment No. 1 to the Registration Statement. Therefore, the remaining U.S. cash balance based on the pro forma financial information is approximately $206.9 million after funding the cash portion of the NYSE Euronext merger consideration and related transaction costs and fees.

Please refer to page 177 in Amendment No. 1 to the Registration Statement, which has been revised in response to the Staff’s comment as follows:

ICE management does not anticipate repatriating any undistributed earnings of non-U.S. subsidiaries to fund the cash portion of the NYSE Euronext merger consideration, pay dividends, or pay down the existing $295 million borrowing under ICE’s revolving credit facility. The existing $295 million borrowing by a non-U.S. subsidiary under ICE’s revolving credit facility will be repaid with cash of the non-U.S. subsidiary and, as of March 31, 2013, the loan balance has been paid down by $199.5 million. Further, ICE’s available U.S. cash and liquidity will be sufficient to fund the cash portion of the NYSE Euronext merger consideration at closing and ICE’s anticipated U.S. operating cash flow will be sufficient to fund the ICE Group’s future dividend requirements.

April 9, 2013

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 170

2. Pro Forma Adjustments, page 174

5.	We note your response to our prior comment 26 and your adjustments j and r. Please tell us if the $130.5 million includes any transaction costs that are not investment banker fees or that are not based on estimates received from third party service providers. If so, such estimated costs do not appear to be factually supportable and should be removed from the related pro forma adjustments. You may disclose these costs in a footnote.

The $143.4 million estimated transaction costs pro forma adjustment is based on $78.7 million in investment banker fees as set forth in the relevant agreements and $64.7 million in estimated costs of third party service providers (including actual amounts incurred to date and estimates for the remaining costs to be incurred).

Please refer to page 175 in Amendment No. 1 to the Registration Statement, which has been revised in response to the Staff’s comment as follows:

Of the combined $143.4 million in estimated transaction costs, $78.7 million relates to investment banker fees as specified in the relevant agreements. The remaining $64.7 million in estimated transaction costs primarily relate to professional fees associated with the mergers, including legal, accounting, tax, regulatory filing and printing fees to be paid to third parties based on actual expenses incurred to date and each party’s best estimate of its remaining fees as provided to ICE and NYSE Euronext.

6.	We note your response to our prior comment 27 and your adjustment m. Please revise your filing to disclose how management determined the estimated remaining useful life for these intangible assets.

Please refer to pages 173-174 in Amendment No. 1 to the Registration Statement, which has been revised in response to the Staff’s comment as follows:

Management has determined the estimated remaining useful life of these assets based on its consideration of relevant factors. An indefinite remaining useful life for national securities exchange registrations has been estimated since the registrations represent rights to operate exchanges in perpetuity, based on the long history of the acquired exchanges and the expectation that a market participant would continue to operate them indefinitely. An indefinite remaining useful life for the NYSE trade name has been estimated based on its long history in the marketplace, its continued use following the NYSE Euronext merger, and its importance to the business of NYSE Euronext and prominence in the industry. A three year remaining useful life for the Liffe trade name has been estimated based on the period in which ICE expects a market participant would use the name prior to rebranding and the length of time

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the name is expected to maintain recognition and value in the market. A 20 year remaining useful life for customer relationships has been estimated based on the projected economic benefits associated with this asset. The 20 year estimated useful life represents the approximate point in the projection period in which a majority of the asset’s cash flows are expected to be realized based on assumed attrition rates. These assumptions have been based on discussions with NYSE Euronext management as each company is limited in its ability to share certain information, which includes access to NYSE Euronext’s historical customer data.

Part II

Exhibits 8.1 and 8.2

7.	We note that counsel for ICE and NYSE have elected to provide short-form tax opinions in accordance with Item 601(b)(8) of Regulation S-K. However, it does not appear that counsels’ opinions are affirmatively stated in the disclosure; rather the delivery of the opinions appears to be a waivable condition to closing. Please direct counsel to either provide long-form Exhibit 8 opinions, provide short-form opinions and affirmatively disclose the opinions in the prospectus, or confirm to us that delivery of appropriate tax opinions at closing is a non-waivable condition and that you will file the opinions in a post-effective amendment or a Form 8-K that is incorporated by reference into the registration statement before closing. Refer to Staff Legal Bulletin No. 19.

Amendment No. 1 to the Registration Statement and the tax opinions filed as Exhibits 8.1 and 8.2 thereto have been revised in response to the Staff’s comment. Counsel to ICE and NYSE Euronext have provided short-form opinions and affirmatively disclosed the opinions in the joint proxy statement/prospectus. Please refer to page 163 in Amendment No. 1 to the Registration Statement and Exhibits 8.1 and 8.2 thereto.

NYSE Euronext Form 10-K for the year ended December 31, 2012

Regulatory Auditor, page 14

8.	We note your disclosure about “certain weaknesses” identified in your regulatory audit. Please include related risk factor disclosure or advise us as to why you believe this is not necessary.

NYSE Euronext has fully considered the weaknesses identified in the NYSE and Amex regulatory audits and whether they merit risk factor disclosure. In light of the regulatory auditor’s overall findings that both NYSE Regulation and Amex policies and procedures were reasonably designed and effective to detect and deter violations of applicable federal securities laws and exchange rules relating to trading by floor members, and NYSE Regulation and Amex were otherwise in compliance with applicable recommendations, NYSE Euronext believes that the weaknesses described are immaterial to its business or operations, individually or in the aggregate.

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Financial Statements, 59

Notes to Consolidated Financial Statements, page 66

Note 2 – Significant Accounting Policies, page 66

Basis of Presentation, page 66

9.	It does not appear that you have revised the December 31, 2011 Consolidated Statement of Financial Condition to reflect the classification of deferred taxes by jurisdiction on a net basis. Please tell us how you determined the error was not material to the December 31, 2011 Consolidated Statement of Financial Condition. Your response should quantify the error.

The impact of implementing the netting provision of ASC 740 for deferred taxes by jurisdiction would have resulted in the netting of approximately $500 million of our long-term deferred tax assets against our long-term deferred tax liabilities as of December 31, 2011. Management evaluated the various quantitative aspects of this error in assessing its materiality.

The gross deferred tax asset and liability balances were clearly described on the face of the NYSE Euronext consolidated balance sheet (i.e. none is included in other balance sheet line items) and therefore were fully visible to investors. Further, the nature and gross amount of the categories of deferred tax assets and liabilities were clearly disclosed in the related note to the consolidated financial statements; effectively presenting the information gross provided more transparency to investors. Quantitatively, as of December 31, 2011, total assets and total liabilities of NYSE Euronext (pre-adjustment) were $13.1 billion and $6.2 billion, and the long-term assets and liabilities (pre-adjustment) were $11.9 billion and $5.0 billion, respectively. The impact of correcting the error would therefore reduce total assets by approximately 3.8%, total liabilities by 8.0%, long-term assets by approximately 4.2% and long-term liabilities by approximately 10%.

While the error overstated total liabilities and long-term liabilities by more than 5%, management also evaluated the qualitative aspects of the error in accordance with SAB 99. None of the qualitative considerations outlined in SAB 99 were impacted by this error. In addition, management noted that balance sheet netting would not impact any analyst measures such as leverage, which is calculated based on a debt-to-equity ratio. Further, there was no impact to any other of the primary financial statements.

Accordingly, management concluded that the judgment of a reasonable person relying upon our financial statements would not have been changed or influenced by the correction of this item and we therefore believe that it is immaterial to our 2011 consolidated financial statements. We further advise the Staff that, following the filing of the Form 10-K, we have received no questions from analysts or investors on this issue, nor are we aware of any reaction or concerns by any stakeholder.

April 9, 2013

Note 3 – Strategic Investments and Divestitures, page 69

NYSE Amex Options, page 69

10.	Please tell us how you determined it was appropriate to consolidate NYSE Amex Options. Your response should quantify your ownership interest. Please reference the authoritative accounting literature management relied upon.

On June 29, 2011, NYSE Euronext completed the sale of a 52.8% economic interest in NYSE Amex Options to several external investors. As part of this agreement, the external investors have a put option to require NYSE Euronext to repurchase a portion of the instruments on an annual basis over the course of five years starting in 2011.

In determining the appropriateness of continuing to consolidate NYSE Amex Options, we considered ASC 810 and Regulation S-X Rule 1-02. S-X 1-02 defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting shares, by contract, or otherwise.”

The NYSE Amex Options joint venture was structured so that decisions in the regular course of business are made by simple majority of its board rather than at the member/shareholder level. Since June 2011, NYSE Euronext has had the right to appoint and has maintained seven board seats versus six that the external investors have had the right to appoint and maintain.

NYSE Euronext also manages the day-to-day operations of NYSE Amex Options, including appointing management, managing the technology and trading platform, and providing office space, back office operations and other support functions through service level agreements.

Considering these factors, we believe NYSE Euronext is required to consolidate the results of operations and financial condition of NYSE Amex Options.

Subsequent to the sale, the first two tranches of the put option described above have been exercised, increasing NYSE Euronext’s equity interest in NYSE Amex Options to 52.5 % in September 2011 and 57.8% in October 2012. Therefore, since September 2011, NYSE Euronext has held a majority of the economic interest in the entity as well as maintained control.

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Note 9 – Stock-Based Compensation, page 78

11.	Please tell us how you complied with paragraph 2.d.2 of ASC 718-10-50, or tell us how you determined it was not necessary to disclose the share-based liability paid during 2012, 2011 and 2010.

For the three years ended December 31, 2012, 2011 and 2010, NYSE Euronext did not settle share-based awards with cash. All of the awards that vested during these periods were settled with stock.

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April 9, 2013

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or clarkinc@sullcrom.com, John Evangelakos at (212) 558-4260 or evangelakosj@sullcrom.com, or Audra D. Cohen at (212) 558-3275 or cohena@sullcrom.com.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Johnathan H. Short
Andrew J. Surdykowski
(IntercontinentalExchange, Inc.)

John Evangelakos
Audra D. Cohen
(Sullivan & Cromwell LLP)

David C. Karp
(Wachtell, Lipton, Rosen & Katz)